SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                   RYANAIR PROFITS RISE 15% TO RECORD EUR201m
                    TRAFFIC GROWTH OF 24%, NET MARGIN OF 28%

    Ryanair, Europe's No.1 low fares airline today (2 Nov 2004) announced record half year profits of EUR201.3m. Traffic grew by 24% to 14.1m passengers, yields declined by 5% and consequently total revenues rose by 21% to EUR721.1m. Unit costs (excluding fuel and route charges) fell by 4% and (including fuel and route charges unit costs remained flat) and as a result the profit margin after tax declined by 1% to an industry leading 28%.

    Summary Table of Results (Irish GAAP) - in Euro

    Half Year Ended             Sept 30, 2003      Sept 30, 2004     % Increase

    Passengers                       11.3m             14.0m            +24%
    Revenue                      EUR596.4m         EUR721.1m            +21%
    Adjusted Profit after
    tax (Note 1)                 EUR175.5m         EUR201.3m            +15%
    Adjusted Basic EPS
    (Euro Cents)                     23.21             26.51            +14%
    (Note 1)

    Note 1:Adjusted profit after tax and EPS for 2003, excludes non-recurring costs of EUR2.7m (net of tax) arising from the earlier than planned retirement of 6 Boeing 737-200 aircraft, the re-organisation of "Buzz" in April'03 of EUR2.7m (net of tax), and finally a Goodwill charge of EUR1.2m in both periods.

    Announcing these results, Ryanair's Chief Executive, Michael O'Leary said:
    "These record traffic and profit figures show just how robust Ryanair's "lowest fares" model remains even in a very difficult economic environment characterised by record fuel prices and intense price competition. Like Southwest, this is Ryanair's 30th consecutive quarter of unbroken profitability (before exceptionals) since we floated in May 1997.

    "Central to these record profits is Ryanair's continuing disciplined route growth. Our two new bases in Barcelona and Rome have exceeded expectations, as have the 41 other new routes launched this Summer. Our expansion continues this Winter with our Rome and Milan bases each getting two more aircraft. Our Frankfurt, Stockholm and Glasgow bases welcome one additional plane each, and our London Luton base rises from one 737-200 to four 737-800's. This Winter will also see Ryanair open five new destinations with low fare flights to Riga (Latvia), Santander, Seville and Valencia (Spain) and Porto (Portugal).

    "Despite intense price competition and our own considerable growth, the yield decline of 5% for the half year was at the better end of our -5% to -10% guidance. We attribute this to a combination of slightly better peak Summer yields and the initial impact of the multiple fuel surcharges imposed by many of our high fare competitors which has increased the price differential, making Ryanair's low fares even more attractive to consumers.

    "Unit costs remained flat for the first half due to higher fuel and route charges which rose at a much faster rate than traffic growth. Excluding fuel and route charges, all other unit costs were reduced by 4% thanks to the addition of more cost efficient Boeing 737-800s, new lower cost airport agreements, and continuing tight control over all other costs. We continue to aggressively attack costs and have recently agreed the forward sale of our remaining 737-200 fleet for $10m as well as a new 10 year engine maintenance contract with General Electric (GE) which locks away significant cost reductions.

    "Our focus on continuously improving our No.1 customer service package remains relentless. We have again reduced Europe's lowest fares by 5% whilst delivering our passengers the best punctuality with the least cancellations and fewest lost bags in the industry. The UK CAA recently released on time statistics confirmed Ryanair as the No.1 on-time major airline operating to/ from the main UK airports. In addition Ryanair customers are enjoying these benefits on a fleet of brand new Boeing 737-800 aircraft, with all leather seating, through convenient local airports using Europe's largest travel website. Ryanair will shortly be the first low fares airline in the world to introduce an Inflight Entertainment System (IFE) for all passengers featuring latest Hollywood movies, chart topping music videos, kids cartoons, sitcoms and audio CDs. Ryanair's customer service offering is now superior to all of our high fare competitors and our rapid growth in traffic and market share testifies to this fact.

    "In Ireland we regret that the Minister for Transport who has spent two years trying to introduce real competition at the Government owned airport monopoly was moved to a different portfolio. We hope the new Minister will move quickly to promote the development of competing independent terminals at Dublin Airport. The 31st October last marks the second anniversary of this Government's receipt of 13 separate offers to develop a competing second terminal at Dublin. Despite enormous support from the entire tourism industry not one inch of progress has been made in two years to introduce competition to the Dublin Airport monopoly. We are concerned that the new Dublin Airport Authority has taken over where the old monopoly left off with an unnecessary proposal to build a second runway and waste EUR120m. The two existing runways at Dublin have just 16m passengers annually compared to the 40m passenger traffic on the single runway at Gatwick. What Dublin needs is competing terminals not "Cartier runways". The Dublin Airport monopoly has repeatedly failed its customers, and we urge the Government to fix this by introducing competing terminals at Dublin which will revolutionise Irish tourism.

    "The enormous impact of record fuel prices on the airline industry will impact future guidance. In November last year (during the run up to the Iraq
    War) when the cost per barrel surged we stopped our forward hedging policy. From November 2004 we are unhedged and will continue to remain so until forward rates return towards their previous "normal" levels. As usual much of the commentary on fuel prices in Ryanair has been hyperbolic. Ryanair can absorb much higher oil prices than its competitors and still offer the lowest air fares. We remain by some distance the most profitable airline in Europe. $50 a barrel for Brent crude for the remainder of this fiscal year will add some EUR55m to our total budgeted costs. However the multiple fuel surcharging policy of our competitors has seen our rate of yield decline ease. These stronger than expected yields will partially offset our higher fuel costs.

    "Furthermore, many of our competitor airlines who were losing money heroically when fuel was $25 per barrel are doomed the longer it stays at $50. Our prediction of a bloodbath and airline casualties this Winter may be accelerated by record high oil prices as well as irrational competition. Just two weeks ago V-Bird in Germany closed, and we believe it will be followed by other failures this Winter and beyond. Despite this environment Ryanair's world record margins enables us to absorb higher fuel prices - without resorting to surcharges - and still remain Europe's fastest growing most profitable airline.

    "We remain cautious in our outlook for the remainder of the fiscal year. We expect to achieve significant increases in passenger volume growth this fiscal year and increased load factors. We anticipate that yield attrition in Q3 and Q4 will now be better than our original -10% to -20% forecast and based on current financial booking trends should finish in the -5% to -10% range. This will help to partially offset higher fuel prices for the second half. We anticipate that there will be further airline casualties as the "perfect storm" of declining fares and record high oil prices force loss making carriers out of the industry. Despite increases in route charges and fuel prices we continue to generate better margins than all of our competitors. With the lowest cost base, the lowest fares and industry leading customer service, we believe that Ryanair will continue to grow profitably to the benefit of our customers, our people and our shareholders".

ENDS.                           Tuesday, 2nd November 2004

For results and further         Howard Millar           Pauline McAlester
information

please contact:                 Ryanair Holdings Plc    Murray Consultants

www.Ryanair.com                 Tel: 353-1-8121212      Tel:353-1-4980300


    Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

        Ryanair is Europe's largest low fares airline with 189 low fare routes to 91 airports across 17 countries. Ryanair operates a fleet of 78 aircraft, and firm orders for up to a further 96 new 737-800's which will be delivered over the next 5 years. Ryanair currently employs a team of 2,300 people and expect to carry approximately 27.5 million scheduled passengers in the current year.

Ryanair Holdings plc and Subsidiaries

Consolidated Profit and Loss Accounts in accordance with UK and Irish GAAP(unaudited)


                             Quarter     Quarter         Half Year    Half Year
                               ended       ended             ended        ended
                            Sept 30,    Sept 30,          Sept 30,     Sept 30,
                                2004        2003              2004         2003
                             EUR'000     EUR'000           EUR'000      EUR'000

Operating Revenues

Scheduled revenues           358,585     309,509           617,644      523,540
Ancillary revenues            59,759      41,709           103,448       72,834

Total operating revenues
-continuing operations        418,344     351,218           721,092      596,374

Operating expenses
Staff costs                   35,184      31,576            69,259       61,478
Depreciation
and amortisation              21,333      23,682            44,904       46,719
Other operating expenses
     Fuel & Oil               61,908      43,688           113,750       84,346
     Maintenance,             10,825      11,003            24,898       22,187
     materials and
     repairs
     Marketing and             3,509       2,300            10,775        9,983
     distribution
     costs
     Aircraft rentals          8,152       2,214            16,236        3,720
     Route charges            34,721      27,740            67,926       52,889
     Airport and              46,052      37,562            90,322       72,079
     Handling charges
     Other                    25,931      21,240            47,505       39,686

Total
operating expenses           247,615     201,005           485,575      393,087

Operating
profit before
non-recurring
items, and goodwill          170,729     150,213           235,517      203,287

Aircraft
retirement costs                -        (2,718)              -        (2,718)
Buzz
re-organisation costs           -           -                 -        (3,012)

Amortisation
of goodwill                   (586)       (587)           (1,172)      (1,171)

                              (586)     (3,305)           (1,172)      (6,901)

Operating
profit after
non-recurring
items, and goodwill          170,143     146,908           234,345      196,386

Other income/(expenses)
Foreign
exchange (losses)/gains        (874)      1,240              (759)       1,433

Gain/(loss) on
disposal of fixed assets        -          (8)                6           (8)

Interest
receivable and
similar income                 6,759       6,057            12,818       12,527

Interest
payable and
similar charges              (13,291)    (11,727)          (25,921)     (22,803)

Total other
income/(expenses)            (7,406)     (4,438)          (13,856)      (8,851)

Profit before
taxation                     162,738     142,470           220,489      187,535

Tax on profit
on ordinary
activities                   (15,183)    (14,049)          (20,380)     (18,594)

Profit for the
period                       147,555     128,421           200,110      168,941

Earnings per ordinary share
     -Basic(Euro cent)         19.43       16.95             26.35        22.34
     -Diluted(Euro cent)       19.31       16.76             26.18        22.09

Adjusted earnings per ordinary share*
     -Basic(Euro cent)         19.51       17.39             26.51        23.21
     -Diluted(Euro             19.39       17.19             26.33        22.95
     cent)

Number of ordinary shares(in 000's)
     -Basic                  759,351     757,477           759,315      756,341
     -Diluted                764,183     766,342           764,343      764,799

* Calculated on Profit for the period before non-recurring items (net of tax), and Goodwill.

Ryanair Holdings plc and Subsidiaries

Consolidated Balance Sheets in
accordance with
UK and Irish GAAP(unaudited)

                                               Sept 30,               March 31,
                                                   2004                    2004
                                                EUR'000                 EUR'000

Fixed assets
Intangible Assets                                43,327                  44,499
Tangible assets                               1,738,458               1,576,526

Total fixed assets                            1,781,785               1,621,025

Current assets
Cash and
liquid resources                              1,421,703               1,257,350

Accounts receivable                              16,806                  14,932
Other assets                                     21,259                  19,251
Inventories                                      26,469                  26,440

Total current assets                          1,486,237               1,317,973

Total assets                                  3,268,021               2,938,998

Current liabilities

Accounts payable                                75,362                  67,936
Accrued
expenses and
other liabilities                              356,957                 338,208

Current
maturities of long term debt                    91,932                  80,337

Short term
borrowings                                         657                     345

Total current
liabilities                                     524,907                 486,826

Other liabilities

Provisions for
liabilities and charges                         107,980                  94,192

Other creditors                                  27,551                  30,047

Long term debt                                  951,985                 872,645

Total
other liabilities                             1,087,516                 996,884

Shareholders' funds - equity
Called - up share capital                         9,644                   9,643

Share premium account                           560,605                 560,406

Profit and
loss account                                  1,085,349                 885,239

Shareholders'
funds - equity                                1,655,598               1,455,288


Total
liabilities
and shareholders' funds                      3,268,021               2,938,998




Ryanair Holdings plc and Subsidiaries

Consolidated Cashflow Statements in
accordance
with UK and Irish GAAP (unaudited)

                                             Half Year       Half Year
                                                 ended           ended
                                              Sept 30,        Sept 30,
                                                  2004            2003
                                               EUR'000         EUR'000

Net cash inflow from operating
activities                                     296,297         253,122

Returns on investments and servicing
of finance                                     (12,640)         (7,774)
Taxation                                           (38)            814
Capital expenditure (including
aircraft deposits)                            (208,496)       (283,630)
Acquisitions including onerous lease
payments                                        (2,218)        (20,795)

Net cash inflow/(outflow) before
financing and management of liquid
resources                                       72,905         (58,263)

Financing                                       91,136         159,450
(Increase) in liquid resources                (164,675)       (141,306)

(Decrease) in cash                                (634)        (40,119)

Analysis of movement in
liquid resources
At beginning of year                         1,231,572         982,352
Increase in period                             164,675         141,306

At end of period                             1,396,247       1,123,658

Analysis of movement in
cash
At beginning of year                            25,433          76,550
Net cash (outflow) during                         (634)        (40,119)
period
At end of period                                24,799          36,431


Ryanair Holdings plc and Subsidiaries

Consolidated Statement of Changes in
Shareholders' Funds - Equity
in accordance with UK and Irish
GAAP (unaudited)



                                                Share      Profit
                                  Ordinary    premium    and loss
                                    shares    account      account        Total
                                   EUR'000    EUR'000      EUR'000      EUR'000

Balance at
April 1, 2004                        9,643    560,406      885,239    1,455,288

Issue of
ordinary equity
shares                                   1        199            -          200

Profit for
the period                               -          -      200,110      200,110


Balance at Sept
30, 2004                             9,644    560,605    1,085,349    1,655,598


Reconciliation of adjusted
earnings per share (unaudited)


                         Quarter     Quarter          Half Year    Half Year
                           ended       ended              ended        ended
                        Sept 30,    Sept 30,           Sept 30,     Sept 30,
                            2004        2003               2004         2003
                         EUR'000     EUR'000            EUR'000      EUR'000


Profit for the
period under UK
and Irish GAAP           147,555     128,421            200,110      168,941

Adjustments
-------------
Aircraft
retirement
costs                                 2,718                  -        2,718
Buzz
re-organisation
costs                          -           -                 -        3,012
Amortisation of
goodwill                     586         587             1,172        1,171
Taxation
adjustment for
above                          -           -                 -        (305)


Adjusted profit
under UK and
Irish GAAP               148,140     131,726            201,282      175,537

Number of ordinary
shares(in 000's)
   -Basic                759,351     757,477            759,315      756,341
   -Diluted              764,183     766,342            764,343      764,799

Adusted earnings
per ordinary
share
   -Basic(EUR              19.51       17.39              26.51        23.21
   cent)
   -Diluted(EUR            19.39       17.19              26.33        22.95
   cent)


Ryanair Holdings plc and Subsidiaries

Consolidated Profit and Loss Accounts in accordance with US GAAP (unaudited)

                    Quarter     Quarter         Half Year    Half Year
                      ended       ended             ended        ended
                   Sept 30,    Sept 30,          Sept 30,     Sept 30,
                       2004        2003              2004         2003
                    EUR'000     EUR'000           EUR'000      EUR'000

Operating Revenues
Scheduled
revenues            358,585     309,509           617,644      523,540
Ancillary
revenues             59,759      41,709           103,448       72,834

Total
operating
revenues
-continuing
operations          418,344     351,218           721,092      596,374

Operating
expenses
Staff costs          35,144      31,376            69,179       61,058
Depreciation
and
amortisation         22,111      23,682            45,682       46,719

Other operating expenses
   Fuel & Oil        61,908      43,688           113,750       84,346
   Maintenance,      10,825      11,003            24,898       22,187
   materials and
   repairs
   Marketing and      3,509       2,300            10,775        9,983
   distribution
   costs
   Aircraft           8,152       2,214            16,236        3,720
   rentals
   Route             34,721      27,740            67,926       52,889
   charges
   Airport and       46,052      37,562            90,322       72,079
   Handling
   charges
   Other             25,909      21,218            47,461       39,642

Total
operating
expenses            248,331     200,783           486,229      392,623


Operating
profit before
non-recurring
items               170,014     150,435           234,863      203,751
Aircraft
retirement
costs                     -      (2,718)                -       (2,718)
Buzz
re-organisatio
n costs                   -           -                 -       (3,012)


Operating
profit after
non-recurring
items               170,014     147,717           234,863      198,021


Other income/(expenses)
Foreign
exchange
(losses)/gains         (874)      1,240              (759)       1,433
Gain/(loss) on
disposal of
fixed assets              -          (8)                6           (8)
Interest
receivable and
similar income        6,759       6,057            12,818       12,527
Interest
payable and
similar
charges             (11,355)     (9,859)          (22,085)     (19,112)

Total other
income/(expenses)    (5,470)     (2,570)          (10,020)      (5,160)

Profit on
ordinary
activities
before
taxation            164,544     145,147           224,844      192,861
Tax on profit
on ordinary
activities          (15,431)    (14,308)          (20,869)     (19,108)


Net income          149,113     130,839           203,975      173,753

Net income per
ADS
   -Basic(Euro        98.18       86.36            134.32       114.86
   cent)
   -Diluted(Euro      97.56       85.37            133.43       113.59
   cent)
Adjusted net income per ADS *
   -Basic(Euro        98.18       88.16            134.32       118.45
   cent)
   -Diluted(Euro      97.56       87.14            133.43       117.14
   cent)

Weighted Average number of shares
   -Basic           759,351     757,477           759,315      756,341
   -Diluted         764,183     766,342           764,343      764,799

* Calculated on Net Income before non-recurring items (net of tax).

Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish and US generally accepted accounting principles (unaudited)

(A) Net income
under US GAAP

                          Quarter ended                   Half Year ended
                     Sept 30,       Sept 30,        Sept 30,        Sept 30,
                         2004           2003            2004            2003
                       EUR000         EUR000         EUR'000         EUR'000

Profit as reported in the
consolidated profit and
loss accounts in
accordance with UK
and Irish GAAP        147,555        128,421         200,110         168,941

Adjustments
Pension                    40            200              80             420
Amortisation of
goodwill                  586            587           1,172           1,171
Capitalised
interest (net of
amortisation)
regarding aircraft
acquisition
programme               1,158          1,868           3,058           3,691
Darley Investments
Limited                    22             22              44              44
Taxation- effect of
above adjustments        (247)          (259)           (489)           (514)


Net income under US
GAAP                  149,113        130,839         203,975         173,753


(B) Consolidated Cashflow Statements in
accordance with US GAAP


                                                          Half Year ended
                                                    Sept 30,        Sept 30,
                                                        2004            2003
                                                     EUR'000         EUR'000

Cashflow from
operating
activities                                           283,619         246,162
Cash (outflow) from
investing
activities                                          (566,193)       (568,793)
Cash inflow from
financial
activities                                            91,448         159,136

Decrease in cash
and cash
equivalents                                         (191,126)       (163,495)
Cash and cash
equivalents at
beginning of year                                    744,605         537,476

Cash and cash
equivalents at end
of period                                            553,479         373,981


Cash and cash
equivalents under
US GAAP                                              553,479         373,981
Restricted cash                                      200,000         198,300
Deposits with a
maturity of between
three and six
months                                               668,224         588,810


Cash and liquid
resources under UK
and Irish GAAP                                     1,421,703       1,161,091

Ryanair Holdings plc and
Subsidiaries

Summary of significant differences between UK, Irish and US generally accepted accounting principles (unaudited)

(C) Shareholders' funds -
equity
                                                 Sept 30,        Sept 30,
                                                     2004            2003
                                                  EUR'000         EUR'000

Shareholders' equity as reported in the
consolidated balance
sheets (UK and Irish GAAP)                      1,655,598       1,415,524

Adjustments:
Pension                                             3,280           3,531
Amortisation of goodwill                            3,514           1,171
Capitalised interest (net of
amortisation) regarding aircraft
acquisition programme                              20,560          13,980
Darley Investments Limited                           (107)           (195)
Minimum pension liability (net
of                                                 (2,631)         (2,656)
tax)
Unrealised losses on derivative
financial instruments (net of tax)               (113,302)        (70,013)
Tax effect of adjustments
(excluding pension & derivative
adjustments)                                       (3,077)         (2,189)


Shareholders' equity as adjusted to
accord with US GAAP                             1,563,834       1,359,153

Opening shareholders' equity under
US GAAP                                         1,356,281       1,177,187

Comprehensive Income
Unrealised gains on derivative
financial instruments (net of tax)                  3,379           3,358
Net income in accordance with US
GAAP                                              203,975         173,753

Total Comprehensive Income                        207,353         177,111

Stock issued for cash                                 200           4,855

Closing shareholders' equity under
US GAAP                                         1,563,834       1,359,153


                              Ryanair Holdings plc
                 Management Discussion and Analysis of Results

Introduction
For the purposes of the MD&A all figures and comments are by reference to the adjusted profit and loss account excluding the non-recurring costs and goodwill referred to below.

Non-recurring costs consisted of Buzz re-organisation costs of EUR2.7m (net of tax), and goodwill of EUR1.2m amounting to EUR3.9m (net of tax) in the half year ended September 30, 2003 compared to EUR1.2m of goodwill in the period ended September 30, 2004. During last year an additional amount of EUR2.7m was also charged in the period arising from the write down in the residual value of aircraft which was necessitated by the 'scribing' of five aircraft (Note 4). Profit after tax increased by 18% to EUR200.1m during the six months compared to last year. The adjusted profit for the half year, excluding non-recurring costs and goodwill, increased by 15% to EUR201.3m.

Summary Half year ended September 30, 2004

Profit after tax increased by 15% to EUR201.3m, compared to EUR175.5m in the previous half year ended September 30, 2003. These results were achieved by strong growth in passenger volumes and continued tight cost control. Total operating revenues increased by 21% to EUR721.1m, which is slower than the 24% growth in passenger volumes, and reflects the competitive fare environment, and the company's objective of continuing to drive down average fares. Average fares have however declined at the better end of the 5% to 10% range that we had originally forecast. The combination of lower fares, the successful launch of new routes and the slower rate of growth resulted in the Passenger Load Factor increasing from 83% to 87% during the period.

Total operating expenses increased by 24% to EUR485.6m, due to the increased level of activity, and the increased costs, primarily fuel, route charges and airport & handling costs associated with the growth of the airline. Operating expenses were also adversely impacted by the strengthening of the sterling to euro exchange rate. Operating margins declined by 1% which in turn resulted in Operating profit increasing by 16% from EUR203.3m to EUR235.5m. Profit after tax has increased by 15%, slightly less than the growth in Operating profit and reflects the higher net interest charge resulting primarily from the increased level of debt during the period. Net Margins declined by 1 point to 28% for the reasons outlined above.

Earnings per share have risen by 14% to 26.51 cent for the period.

Balance Sheet
The strong profit growth continues to positively impact the balance sheet with Cash and Liquid Resources growing despite funding an additional EUR145.0m in capital expenditure from internal resources. Cash balances at September 30, 2004 were EUR1,421.7m, an increase of EUR164.4m from March 31st 2004. Six aircraft were delivered in the period which in addition to aircraft deposits accounted for the bulk of the EUR208.5m incurred in capital expenditure. An additional EUR90.9m of debt, net of repayments, was drawn down to part fund these aircraft deliveries during the period. Shareholders' Funds at September 30, 2004 have increased to EUR1,655.6m, compared to EUR1,455.3m at March 31, 2004.

Detailed Discussion and Analysis Half year ended September 30, 2004
Profit after tax, increased by 15% to EUR201.3m driven by strong growth in passenger volumes and continued tight cost control. Operating margins declined by 1% which has resulted in Operating profit increasing by EUR32.2m to EUR235.5m compared to half year ended September 30, 2003.

Total operating revenues increased by 21% to EUR721.1m whilst passenger volumes increased by 24% to 14.0m.

Scheduled passenger revenues increased by 18% to EUR617.6m due to a combination of increased passenger volumes on existing routes, the successful launch of new bases at Rome-Ciampino and Barcelona-Girona, and the commencement of 38 new routes during the period, primarily offset by a 5% reduction in average fares. The strong growth in passenger volumes is also reflected in the improvement in the load factor achieved, which rose from 83% to 87% in the period.

Ancillary revenues continue to perform strongly with revenues growing by 42% to EUR103.4m in the period. This performance reflects the strong growth in non-flight scheduled revenues, car hire and other ancillary products. Ancillary revenues continue to grow at a faster rate than passenger volumes and now account for 14% of total revenues compared to 12% last year.

Total operating expenses increased by 24% to EUR485.6m due to the increased level of activity, and the increased costs primarily maintenance, fuel, aircraft rentals, route charges and airport and handling costs associated with the growth of the airline. The increase in total operating expenses were also due to the higher level of activity and the stronger Sterling to Euro exchange rate partly offset by a stronger Euro to US$ exchange rate.

Staff costs have increased by 13% to EUR69.3m. This increase primarily reflects a 13% increase in average employee numbers to 2,531 and the impact of pay increases of 3% granted during the period offset by the lower level of productivity based payments as sectors flown increased by 10%.

Depreciation and amortisation declined by 4% to EUR44.9m. There are an additional six 'owned' 737-800 aircraft in the fleet this year compared to last year, however during the same period the company has retired three 737-200 aircraft. The resultant higher depreciation charge was offset by a combination of lower amortisation due to the retirement of 737-200 aircraft and the positive impact of a new maintenance deal on the cost of amortisation of 737-800 aircraft. The strengthening of the euro to US$ also had a positive impact on the depreciation and amortisation charge.

Fuel costs rose by 35% to EUR113.8m due to a 23% increase in the number of hours flown, an increase in the average US$ cost per gallon of fuel offset by the positive impact of the strengthening of the Euro to the US dollar during the period.

Maintenance costs increased by 12% to EUR24.9m reflecting an increase in the size of the fleet operated, and an increase in the number of hours flown offset by maintenance savings due to improved reliability arising from the higher proportion of 737-800 operated. Four BAE 146 aircraft, which incurred higher maintenance charges per aircraft operated compared to the remainder of the fleet, were returned to KLM earlier this year.

Marketing and distribution costs increased by 8% to EUR10.8m due to higher spend on promoting new routes and an increase in the level of activity during the period.

Aircraft rental costs increased by EUR12.5m to EUR16.2m reflecting the increased costs associated with the lease of ten 737-800 aircraft which were delivered in the period to March 31, 2004 offset by the return to KLM of four BAE 146 aircraft earlier this year.

Route charges increased by 28% to EUR67.9m due to an increase in the number sectors flown, an increase in the average sector length, an increase in the weight of the aircraft operated (which incur a higher charge), and the negative impact of the strengthening of sterling against the Euro during the period. Airport and handling charges increased by 25% to EUR90.3m, slightly more than the increase in passenger volumes due to increased costs at certain existing airports offset by lower costs at new airports, and the adverse impact of the strength of the sterling exchange rate against the euro during the period. Other expenses increased by 20% to EUR47.5m, which is less than the growth in ancillary revenues due to improved margins on some new and existing products, and cost reductions achieved on indirect costs.

Operating margins have remained very strong at 33% for the period due to the reasons outlined above which has resulted in Operating profits increasing by 16% to EUR235.5m.

Interest receivable has only increased by EUR0.3m despite an increase in the level of cash and liquid resources and highlights the lower deposit interest rates earned in the period compared to last year. Interest payable increased by EUR3.1m due to the drawdown of debt to part fund the purchase of new aircraft during the period.

The Company's Balance Sheet continues to strengthen due to the strong growth in profits during the period. The Company generated cash from operating activities of EUR296.3m, which part funded additional capital expenditure of EUR208.5m Capital expenditure primarily comprised of the delivery of 6 aircraft and further advance payments for future aircraft deliveries. Long term Debt, net of repayments increased by EUR90.9m which was drawn down to part fund aircraft deliveries during the period. Cash and liquid resources continued to reflect the strong trading performance of the company during the period and at September 30, 2004 stood at EUR1,421.7m compared to EUR1,257.4 at March 31, 2004.

Shareholders' Funds at September 30, 2004 have increased to EUR1,655.6m compared to EUR1,455.3m at March 31, 2004.

Detailed Discussion and Analysis Quarter Ended September 30, 2004
Profit after tax, increased by 12% to EUR148.1m driven by strong growth in passenger volumes and continued tight cost control. Operating margins have remained strong at 41% although slightly down on last year, which has resulted in Operating profit increasing by EUR20.5m to EUR170.7m compared to quarter ended September 30, 2003.

Total operating revenues increased by 19% to EUR418.3m whilst passenger volumes increased by 20% to 7.4m.

Scheduled passenger revenues increased by 16% to EUR358.6m due to a combination of increased passenger volumes on existing routes, the successful launch of new bases at Rome-Ciampino and Barcelona-Girona offset by a 3% reduction in average fares. The strong growth in passenger volumes is also reflected in the improvement in the load factor achieved, which rose from 87% to 90% in the quarter.

Ancillary revenues increased 43% to EUR59.8m, a faster growth rate than passenger volumes, reflecting a strong performance in non-flight scheduled revenues, car hire and other ancillary products. Ancillary revenues continue to grow at a faster rate than passenger volumes and now account for 14% of total revenues compared to 12% for the same period last year.

Total operating expenses increased by 23% to EUR247.6m due to the increased level of activity, and the increased costs primarily fuel, aircraft rentals, route charges and airport and handling costs associated with the growth of the airline. Total operating costs were also adversely impacted by increases in the average sector length and the strengthening of the sterling exchange rate against the euro whilst higher US$ fuel prices were partly offset by the strength of the euro exchange rate against the US$.

Staff costs have increased by 11% to EUR35.2m primarily reflecting an increase in average employee numbers to 2,595 and the impact of pay increases of 3% granted during the period, offset by the lower level of productivity based pay as sectors flown increased by 9%.

Depreciation and amortisation decreased by 10% to EUR21.3m. A higher depreciation charge due to an increase in the size of the 'owned' fleet from 56 to 60, offset by a lower amortisation charge due to the retirement of 737-200 aircraft and the positive impact of a new engine maintenance deal on the cost of amortisation of 737-800 aircraft. The strengthening of the euro to US$ also had a positive impact on the depreciation and amortisation charge.

Fuel costs rose by 42% to EUR61.9m due to an increase in the number of sectors flown, a 10% increase in sector length, and a higher average US$ cost per gallon of fuel offset by the positive impact of the strengthening of the Euro to the US dollar during the period.

Maintenance costs decreased by 2% to EUR10.8m reflecting the improved reliability arising from the higher proportion of 737-800 operated and a lower level of maintenance costs incurred due to the return of four BAE 146 aircraft to KLM earlier in the year.

Marketing and distribution costs increased by 53% to EUR3.5m due to a higher promotional spend, and increased costs associated with the higher level of activity.

Aircraft rental costs increased by EUR5.9m to EUR8.2m reflecting the increased costs arising from the lease of ten 737-800 aircraft which were delivered in the quarter to March 31, 2004 offset by the return of four BAE 146s to KLM.

Route charges increased by 25% to EUR34.7m due to an increase in the number sectors flown, an increase in the average sector length and an increase in the weight of the aircraft operated (which incur a higher charge), and the negative impact of the strengthening of sterling against the Euro.

Airport and handling charges increased by 23% slightly more than the increase in passenger volumes due to increased costs at certain existing airports offset by lower costs at new airports, and the adverse impact of the strength of the sterling exchange rate against the euro during the period.

Other expenses increased by 22% to EUR25.9m, which is less than the growth in ancillary revenues due to improved margins on some new and existing products, and cost reductions achieved on indirect costs.

Operating margins have remained very robust at 41% although they were 1% lower than last year, due to the reasons outlined above which has resulted in Operating profits increasing by 14% to EUR170.7m during the quarter.

Interest receivable has increased by EUR0.7m due to the combined impact of higher levels of cash and liquid resources and an improvement in average deposit interest rates earned in the quarter compared to last year. Interest payable increased by EUR1.6m due to the drawdown of debt to part fund the purchase of new aircraft.

                       Notes to the Financial Statements

 1. Accounting Policies
    The accounting policies followed in the preparation of these consolidated financial statements for the half year ended September 30, 2004 are consistent with those set out in the financial statements for the year ended March 31, 2004.

 2. Approval of the Financial Statements
    The Audit Committee approved the consolidated financial statements for the Half year ended September 30, 2004 on October 29th, 2004.

 3. Generally Accepted Accounting Policies
    The Management Discussion and Analysis of Results for the Half year ended September 30, 2004 are based on the results reported under Irish and UK GAAP.

 4. Aircraft retirement costs
    Five aircraft were retired earlier than projected in 2003 due to the detection of scratch marks ('scribing') that occurred during an aircraft painting programme on these aircraft in 1995. It had been determined that the cost of repairing these aircraft was uneconomic due to the short remaining life of the aircraft. Accordingly the Company had determined that the residual value of US$1m(EUR794k) for these aircraft was excessive and as a result reduced it to EUR250k per aircraft. The cost of this adjustment charge was reflected in the results for Quarter ended September 30, 2003.



Independent review report by KPMG to Ryanair Holdings plc

Introduction

We have been instructed by the company to review the financial information set out on pages 1 to 7 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/ 4: Review of interim financial information issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

KPMG
Chartered Accountants                   29th October 2004


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  2 November 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director